Mail Stop 3561

April 11, 2008

Jean-Christophe Hadorn
Chief Executive Officer
SES Solar Inc.
129 Route de Saint-Julien,
1228 Plan-les-Ouates
Geneva Switzerland

Re: **SES Solar Inc.**
        Form 8-K dated September 27, 2006 filed October 4, 2006 as amended
        November 16, 2006
        Form 10-QSB for September 30, 2006 filed November 20, 2006
        Form 10-KSB for December 31, 2006 filed May 16, 2007
        File No. 0-49891

Dear Mr. Hadorn:

        We have completed our review of the above referenced filings and have no
further comments at this time.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director